

BWC FINANCIAL CORP.

Notice of Annual Meeting and Proxy Statement

Annual Meeting of Shareholders of BWC Financial Corp.

May 25, 2004 at 10 a.m.

Dean Lesher Regional Center for the Arts
1601 Civic Drive, 3rd Floor
Walnut Creek, California

April 9, 2004

Dear Shareholder:

You are cordially invited to attend the annual meeting of the shareholders of BWC Financial Corp. (the holding company for Bank of Walnut Creek) which will be held on Tuesday, May 25, 2004, at 10:00 a.m. at the Dean Lesher Regional Center for the Arts, Encore Room – Third Floor, 1601 Civic Drive – at Locust, Walnut Creek, CA 94596. Enclosed are the secretary's official Notice of the Annual Meeting of Shareholders, a proxy statement describing the business to be transacted at the meeting, and other information regarding BWC Financial Corp. and Bank of Walnut Creek, and a proxy for use in voting at the meeting.

You will be asked at the meeting to (1) vote on the election of Directors of BWC Financial Corp. for the ensuing year and until their successors are duly elected and qualified; (2) ratify the selection of independent auditors, and (3) act on such other business as may properly come before the meeting. You are urged to read the accompanying proxy statement carefully, as it contains a detailed explanation of all matters upon which you will be asked to vote.

Management believes that the ratification of the nominated persons as directors is in the best interests of BWC Financial Corp. and its shareholders. Your Board of Directors unanimously recommends a vote "For" those persons. Your Board of Directors unanimously recommends a vote "For" the election of the independent auditors.

It is important that your shares be represented at the meeting. Whether or not you plan to attend the meeting, you are requested to complete, date, sign, and return the enclosed proxy in the enclosed postage-paid envelope.

Sincerely,



James L. Ryan
Chairman of the Board
and Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held May 25, 2004

To the Shareholders of BWC Financial Corp.:

The annual meeting of BWC Financial Corp. ("BWC") shareholders will be held on Tuesday, May 25, 2004, at 10:00 a.m. at the Dean Lesher Regional Center for the Arts, Encore Room — Third Floor, 1601 Civic Drive — at Locust, Walnut Creek, CA 94596, for the purpose of (1) electing 7 persons to serve as directors of BWC for the ensuing year and until their successors are duly elected and qualified, (2) ratifying the selection of independent auditors, and (3) acting upon such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on March 30, 2004, will be entitled to vote at the meeting or any adjournment thereof. BWC's annual report for the year ended December 31, 2003, is enclosed. The annual report contains financial and other information but it is not to be deemed a part of the proxy soliciting material.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE URGED TO VOTE BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY FORM PROMPTLY. AS AN ALTERNATIVE, THE PROXY MAY BE VOTED VIA THE INTERNET, OR BY PHONE, AS EXPLAINED ON THE ENCLOSED PROXY FORM. YOUR PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE TIME IT IS VOTED.

By order of the Board of Directors

Leland E. Wines

Leland E. Wines
Secretary

Approximate mailing date of proxy material: April 9, 2004

PLACE OF ANNUAL MEETING: Dean Lesher Regional Center for the Arts
Encore Room — 3rd Floor
1601 Civic Drive — at Locust
Walnut Creek, CA 94596

DATE OF ANNUAL MEETING: May 25, 2004

TIME OF ANNUAL MEETING: 10:00 a.m.

PROXY STATEMENT OF BWC FINANCIAL CORP.

1400 Civic Drive / Walnut Creek, California 94596

These proxy materials are furnished in connection with the solicitation by the management of BWC Financial Corp., a California corporation ("BWC"), of proxies for use at the annual meeting of the shareholders of BWC to be held on Tuesday, May 25, 2004, at 10:00 a.m. at the Dean Lesher Regional Center for the Arts, Encore Room — Third Floor, 1601 Civic Drive — at Locust, Walnut Creek, CA 94596, and at any adjournment thereof.

It is expected that this proxy statement and the accompanying notice and form of proxy will be mailed to shareholders on or about April 9, 2004.

Purpose of Meeting

The matters to be considered and voted upon at the meeting will be:

1. Election of Directors. The election of seven directors to serve until the next annual meeting of shareholders and until their successors are elected and qualified.

2. Independent Auditors. The ratification of the Board of Directors' selection of independent auditors.

3. Other Business. Transacting such other business as may properly come before the meeting and any adjournments thereof.

The election of directors will be effective as of the date of the shareholders' vote.

General Proxy Statement Information

BWC, a corporation existing and organized under the laws of the State of California, is authorized to issue up to 25,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of March 30, 2004, only one class of stock was issued consisting of shares of common stock. All of the shares are voting shares and are entitled to vote at the annual meeting. Only those shareholders of record as of March 30, 2004, (the "Record Date") will be entitled to notice of, and to vote at, the meeting. On that date, 3,909,132 shares of common stock were outstanding. The determination of shareholders entitled to vote at the meeting and the number of votes to which they are entitled was made on the basis of BWC's records as of the Record Date. The presence in person or by proxy of a majority of the outstanding shares of stock entitled to vote at the annual meeting will constitute a quorum for the purpose of transacting business at the meeting. Abstentions, shares for which voting authority has been withheld from any nominee, and "broker non-votes" (as defined below) will be counted for purposes of determining the presence or absence of a quorum.

A broker or nominee holding shares for beneficial owners may vote on certain matters at the meeting pursuant to discretionary authority or instructions from the beneficial owners, but with respect to other matters for which the broker or nominee may not have received instructions from the beneficial owners and may not have discretionary voting power under the applicable rules of the New York Stock Exchange or other self-regulatory organization to which the broker or nominee is a member, the shares held by the broker or nominee may not be voted. Such un-voted shares are called "broker non-votes." The rules of the New York Stock Exchange and other self-regulatory organizations generally permit a broker or nominee, in the absence of instructions, to deliver a proxy to vote for directors in an uncontested election and for the proposal to ratify the selection of independent auditors. Consequently, shares held by a broker or nominee will not constitute "broker non-votes" regarding those two proposals.

Revocability of Proxies

A proxy for use at the meeting is enclosed. Any shareholder who executes and delivers such proxy has the right to revoke it at any time before it is exercised by filing with the Secretary of BWC an instrument revoking it or by filing a duly-executed proxy bearing a later date. In addition, the powers of the proxy holder will be revoked if the person executing the proxy is

present at the meeting and elects to vote in person by advising the Chairman of the meeting of such election. Subject to such revocation or suspension, all shares represented by a properly executed proxy received in time for the meeting will be voted by the proxy holders in accordance with the instructions on the proxy.

If no instruction is specified with regard to a matter to be acted upon, the shares represented by the proxy will be voted in accordance with the recommendations of management "FOR" the election of all nominees for directors, listed herein, and "FOR" ratification of the board of directors' selection of independent auditors.

Person Making the Solicitation

This solicitation of Proxies is being made by the Board of Directors of BWC. The expense of preparing, assembling, printing, and mailing this proxy statement and the material used in the solicitation of Proxies for the meeting will be borne by BWC. It is contemplated that Proxies will be solicited principally through the use of the mail, but officers, directors, and employees of BWC and the Bank may solicit Proxies personally or by telephone, without receiving special compensation therefore. Although there is no formal agreement to do so, BWC may reimburse banks, brokerage houses, and other custodians, nominees, and fiduciaries for their reasonable expense in forwarding these proxy materials to their principals.

Voting Rights

In connection with the election of directors, and in accordance with applicable California law, each shareholder entitled to vote may vote the shares owned by such shareholder as of the Record Date cumulatively if a shareholder present at the meeting has given notice at the meeting, prior to the voting, of his or her intention to vote cumulatively. If any shareholder has given such notice, then all shareholders entitled to vote for the election of directors may cumulate their votes for candidates properly nominated. Under cumulative voting, each share carries as many votes as the number of directors to be elected, and the shareholder may cast all of such votes for a single nominee or may distribute them in any manner among as many nominees as desired. In the election of directors, the seven nominees receiving the highest number of votes will be elected.

On all other matters submitted to the vote of the shareholders, each shareholder is entitled to one vote for each share of common stock owned as of the Record Date on the books of BWC. The Record Date is March 30, 2004.

ITEM NUMBER 1: ELECTION OF DIRECTORS OF BWC

Directors and Nominees

At the meeting, seven (7) directors of BWC (the entire Board of Directors) are to be elected to serve until the next annual meeting of shareholders and until their successors are elected and qualified. All of the nominees listed are currently members of the Board of Directors. The Bylaws of BWC provide for not less than seven (7) nor more than thirteen (13) directors, with the exact number being seven (7) until changed by bylaw amendment adopted by the Board of Directors. The following named persons are nominated by the Nominating Committee of the Board of Directors and, unless the shareholder marks the proxy to withhold the vote, the enclosed proxy, if returned and not subsequently revoked, will be voted in favor of their election as directors. If for any reason any such nominee becomes unavailable for election, the proxy holders will vote for such substitute nominee as may be designated by the Board of Directors. The proxy holders reserve the right to cumulate votes for the election of directors and to cast all of such votes for any one or more of the nominees, to the exclusion of the others, and in such order of preference as the proxy holders may determine in their discretion, if cumulative voting is involved as described above under "voting rights".

All of the current and nominated board members are encouraged and expected to attend the annual meeting. Five out of seven of the members of the Board attended the 2003 annual meeting.

Director	Age	Principal Occupation — Past Five Years	Year First Elected a Director
Richard G. Hill	67	Owner — R.G. Hill & Company, a real estate property management and brokerage firm in Central Contra Costa County	1980
Reynold C. Johnson, III	53	Chairman and CFO — Pacific Land Enterprises Inc., a real estate development and investment corporation	1981
Craig Lazzareschi	57	President — Greater Bay Development Corp., a real estate development and investment company	1980
Tom J. Mantor	49	President — Bank of Walnut Creek	1994
John F. Nohr	63	President — Woodminster Company Realtors-Developers	1981
James L. Ryan	70	Chairman and CEO — Bank of Walnut Creek and BWC Financial Corp.	1980
John L. Winther	64	President — Delta Wetlands, Inc.	1981

The Board of Directors of BWC held twelve regular meetings and two special meetings during 2003. BWC's Board of Directors had no standing committees during 2003. All of the directors attended at least 75% of the meetings of the Board.

Because BWC is the parent corporation of Bank of Walnut Creek (the "Bank"), certain information is being provided with respect to the Bank's Board of Directors and its standing committees during 2003. The Bank's Board of Directors is composed of the same individuals as BWC's Board of Directors.

Committees of the Bank's Board of Directors

The Board of Directors of the Bank has established the following standing committees, with membership during 2003 as noted: Loan Committee: Messrs. Hill, Lazzareschi, Ryan, Johnson, Nohr and Mantor. Investment Committee: Messrs. Ryan, Nohr, and Johnson with Mr. Wines an ex-officio member; Audit Committee: Messrs. Hill, Lazzareschi, Nohr, Johnson, and Winther; Compensation Committee: Messrs. Hill, Johnson, Lazzareschi, Nohr, Winther; and Nominating Committee: Messrs. Nohr, Johnson and Lazzareschi.

The Loan Committee holds regularly scheduled meetings weekly. Its functions are (1) to establish the loan policies for the Bank and recommend the lending limits for the Bank's officers for Board approval; (2) review the Bank's overall loan position as it exists from time to time; (3) review all loans in excess of the Bank's officers' lending limits; and (4) review proposals on the purchase of loans from other institutions.

The Investment Committee meets monthly and its functions are to establish the investment policies for the Bank, review the Bank's investment portfolio, and make periodic changes.

The Audit Committee, consisting only of independent members of the Board, meets at least quarterly. Its functions are to select and recommend appointment of the External Auditors and coordinate internal and external audit activities, and to review the report of Independent Auditors together with Regulatory Agency Examination Reports. Although no member of the Audit Committee is a "financial expert" as defined in the Sarbanes-Oxley Act of 2002, the Board of Directors believes that each of the current members of the Committee has sufficient employment experience to provide them with appropriate financial sophistication to properly and fully carry out the duties and responsibilities of the Committee.

The Compensation Committee meets annually or at the call of the Chairman. Its function is to review the existing and future compensation programs for the Bank's executive officers.

The Nominating Committee meets annually and its functions are to nominate persons for BWC's and the Bank's Boards of Directors. The Nominating Committee does not have a separate Charter, but does conduct its business as described herein. At least two of the three members of the Nominating Committee are independent members as defined in NASD listing standards. The Committee annually reviews the involvement and contributions of its existing Board members in determining whether to recommend their nomination to the Board for the succeeding year. It is the policy of the Committee that it will consider suggestions or recommendations for board membership received from shareholders when vacancies occur on the Board. Shareholders who wish to make such suggestions or recommendations should forward their written suggestions and outline of their candidates' qualifications to any member of the Nominating Committee addressed to the main office of the Company. The standards and qualifications to be considered for Board membership include local community involvement, sound reputation, and business or educational experience that will be beneficial to the Company.

Each of the nominees submitted by the Committee for election at the 2004 annual meeting of shareholders is currently a member of the Board of Directors.

During 2003, the Board of Directors of the Bank met 14 times. No director attended fewer than 75% of the total number of meetings of the Board during the time he was a member of the Board and of the committees of which he is a member.

Executive Officers

Persons who currently serve as executive officers of the Bank and/or BWC are as follows:

Officer	Age	Position with BWC or Bank and Principal Occupation During the Past Five Years
James L. Ryan	70	Chief Executive Officer and Chairman. Has been CEO of the Bank since its inception in 1979.
Tom J. Mantor	49	President of the Bank since December 1992. Has been with the Bank since 1991.
Leland E. Wines	59	Executive Vice President and Chief Financial Officer of BWC. Has been with the Bank since 1983.
John R. Sheets	62	Executive Vice President, Chief Credit Officer. Has been with the Bank since August 2000. Prior to joining the Bank, he was an EVP with Bank of America and Manager of their International Credit Policy and Manager of their Commercial and Wholesale Risk Management.
Andrea L. Head	46	Executive Vice President, Construction Real Estate. Has been with the Bank since 1983.
Ron Vyse	40	Executive Vice President, Group Manager, BusinessDevelopment. Has been with the Bank since March 2003. Had 12 years of banking experience prior to joining the Bank.

Security Ownership

BWC has only one class of stock issued and outstanding, that being its common stock. Information concerning the beneficial ownership of BWC's common stock as of March 30, 2004, by each director, executive officer, and by the directors and officers of BWC and the Bank as a group, and by each person holding 5% or more of BWC stock, is set forth in the following table.

Name of Beneficial Owner	Number of Shares Beneficially Owned (A)	Options Vested (B)	ESOP Shares (C)	Total Shares (A)+(B)+(C)	Percent of Total (D)
Andrea L. Head	40,070	2,565	33,885	76,520	1.94%
Richard G. Hill	248,220	1,283	—	249,503	6.31%
Reynold C. Johnson III	193,162	1,283	—	194,445	4.92%
Craig A. Lazzareschi	41,600	1,283	—	42,883	1.08%
Tom J. Mantor	143,522	3,242	21,173	167,937	4.25%
John F. Nohr	111,223	1,283	—	112,506	2.85%
James L. Ryan	422,889	3,328	80,508	506,725	12.82%
John R. Sheets	—	11,488	607	12,095	0.31%
Ron Vyse	—	1,100	59	1,159	0.03%
Leland E. Wines	87,161	1,824	43,351	132,336	3.35%
John L. Winther	103,613	1,283	—	104,896	2.65%
Officers and Directors as a group (10 in number)	1,391,460	29,962	179,583	1,601,005	40.49%
BWC ESOP Plan (C)	192,036	—	—	192,036	4.86%
Total Shares and Share Equivalents (D)	3,954,113				

(A)   Unless otherwise indicated, each person listed has sole investment and voting power with respect to the shares listed. Includes all shares beneficially owned, whether directly or indirectly, individually or together with associates. Includes shares allocated through the BWC Employee Stock Ownership Plan and Trust.

(B)   Includes any shares of which beneficial ownership may be acquired within 60 days of March 30, 2004, by the exercise of stock options.

(C)   Substantially all eligible, salaried employees of the Corporation are covered by an Employee Stock Ownership and Savings Plan. Employees may, up to prescribed limits, contribute to the plan. Portions of such contributions are matched by the Corporation. The Corporation also may elect to make a discretionary contribution to the plan based on the Corporation's earnings. The expense for this plan, for both matching and discretionary contributions, was $298,000 in 2003. Amounts vary from year to year based on such factors as employees entering and leaving the plan, profits earned by the Corporation, and variances of estimates from the final results. This plan is administered by senior management members in accordance with the terms of the plan.

(D)   Includes all shares issued and outstanding plus the dilutive effect of shares subject to options which may be exercised within 60 days of March 30, 2004.

Section 16(a) of the Securities Exchange Act of 1934 requires BWC's Directors and executive officers and persons who own more than 10% of a registered class of BWC's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of BWC. Officers, directors, and greater-than-10-percent shareholders are required by SEC regulation to furnish BWC with copies of all Section 16(a) forms they file.

To BWC's knowledge, based on a review of the copies of such reports furnished to BWC and written representations that no other reports were required, during the fiscal year ended December 31, 2003, all Section 16(a) filing requirements applicable to its officers, directors, and 10-percent shareholders have been satisfied, except that during 2003 John Nohr, an outside director, purchased 103 shares of Corporation stock on November 19th, 2003, which was not reported until November 28th 2003. The late reporting was an oversight due to the broker's lack of communication with Mr. Nohr regarding this purchase.

Remuneration and Other Transactions with Management – Summary Compensation Table

The following table shows for the three fiscal years ended December 31, 2003, 2002 and 2001, the compensation paid to the Bank's executive officers.

		Annual Compensation			Long-Term Compensation Awards		Payouts	
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary	Bonus (A)	Other Annual Compensation (B)	Restricted Stock Award(s)	Securities Underlying Options/SAR (#)	LTIP Payouts	All other Compensation (C)
James L. Ryan Chief Executive Officer/ Chairman of the Board	2003 2002 2001	$306,605 $306,605 $297,675	$ — $61,373 $268,615	$31,500 $33,750 $31,500	— — —	— — —	— — —	— — —
Tom Mantor President/ Chief Operating Officer	2003 2002 2001	$178,750 $178,750 $172,750	$ — $35,232 $164,532	$24,500 $26,250 $24,500	— — —	— — —	— — —	— — —
Leland E. Wines Executive Vice President/ Cashier/Chief Financial Officer	2003 2002 2001	$145,100 $147,891 $140,600	$ — $14,775 $68,000	— — —	— — —	— — —	— — —	— — —
John Sheets Executive Vice President/ Chief Credit Officer	2003 2002 2001	$159,135 $154,500 $150,000	$30,125 $ — $2,500	— — —	— — —	— — —	— — —	— — —
Andrea L. Head Executive Vice President/ Real Estate Construction	2003 2002 2001	$135,000 $119,000 $100,000	$105,145 $129,082 $83,382	$ 825 — —	— — —	— — —	— — —	— — —
Ron Vyse Executive Vice President/ General Manager Business Banking	2003 2002 2001	$106,875 $ — $ —	$ — $ — $ —	— — —	— — —	— — —	— — —	— — —

(A) The Bank maintains an incentive bonus plan for executive officers. Under such plan, an incentive pool is created based upon the criterion of return on the Bank's average assets. The incentive pool is allocated based on salary and performance. The amounts set forth above reflect bonuses paid in the current calendar year based on the prior year's performance. The Bank will not be paying bonuses to the named executive officers for the fiscal year ended December 31, 2003 during 2004.

(B) Amounts reflect Board of Director fees paid to such persons.

(C) Other compensation is paid, including profit sharing and matching contributions to the Bank's ESOP and Profit Sharing Plan. In addition, employees may receive benefit from the use of a company automobile and the cost of membership in a country club. The aggregate amount of such other compensation is not separately listed because it does not exceed the lesser of $25,000 or 10% of the annual compensation reported for such persons.

9

Stock Option Grants in Last Fiscal Year

The table below sets forth certain information regarding stock options granted to executive officers of the Corporation during the last fiscal year.

(a) Name	Grant Date	(b) Options Granted (#)	(c) Percent of Total Options Granted to Employees in Fiscal Year	(d) Exercise Price Per Share	(e) Expiration Date
John R. Sheets	February 25, 2003	1,000	6.42%	$17.85	February 25, 2013
Ron Vyse	April 22, 2003	5,000	32.09%	$19.00	April 22, 2013

(b)   Adjusted for 10% stock dividend granted December 31, 2003 .

The Board of Directors of BWC adopted the 1990 Incentive Stock Option Plan (the "1990 Plan") in May 1990 and the Board of Directors of BWC adopted the 2000 Stock Option Plan (the "2000 Plan") in May 2000. The 1990 Plan terminated on April 17, 2000, although options granted under the 1990 Plan remain outstanding. The 2000 Plan was approved by BWC's shareholders at the 2000 annual meetings.

Options Exercised and Year-end Value Table

The table below provides information regarding options exercised in fiscal 2003 by the executive officers of BWC and the value of such unexercised options as of December 31, 2003.

(a) Name	(b) Shares Acquired On Exercise (#)	(c) Value Realized (A)	Number of Unexercised Options at December 31, 2003 (d) Exercisable	Unexercisable	Value of Unexercised In-the-money Options December 31, 2003 (A) (e) Exercisable	Unexercisable
James L. Ryan	—	$ —	2,057	4,900	$ 49,224	$ 117,257
Tom Mantor	105,425	$1,428,309	1,971	4,734	$ 47,166	$ 113,285
Leland E. Wines	21,436	$ 314,037	1,073	2,964	$ 25,677	$ 70,929
Andrea Head	42,872	$ 805,994	1,549	3,533	$ 37,068	$ 84,545
Ron Vyse	—	$ —	—	5,500	$ —	$ 131,615
John Sheets	—	$ —	10,905	9,580	$ 260,957	$ 229,249

(A)   Market value of the underlying securities at exercise date or year-end, as the case may be, minus the exercise price of
       "in-the-money" options.

Directors' Fees

Directors of the Bank each received a fee of $1,750 for each regular board meeting and two special meetings, with the exception of the Chairman who received $2,250 for each of these meetings. In addition, directors, other than employees of the Bank, received $400 per committee meeting attended.

Employment Contracts and Change of Control Agreements

During 2000, the Bank entered into Employment Agreements with Messrs. Ryan, Mantor and Wines, and during 2002 with Ms. Head. These agreements supersede any prior employment agreements with these individuals. Each of these agreements is for an initial term of one year and they provide for automatic one-year extensions until the agreement is terminated as described in the agreements. The agreements provide for (a) a base salary determined and set from time to time by the Board of Directors and agreed to by the employee, (b) participation in bonus compensation as determined by the Board of Directors, (c) group insurance and other benefits as may be adopted for Bank employees. In addition, Mr. Ryan is entitled to a car allowance and payment of dues in a country club. In the event of termination of employment by the Bank without cause, the employee shall receive compensation equal to one year's salary.

The compensation received by each of these employees during 2003 under their agreements is set forth in the foregoing summary compensation table.

In addition, the Bank also entered into Change of Control Agreements with each of these four employees. The Change of Control Agreements shall remain in effect through the term of such employee's employment agreement. Under the terms of these agreements, in the event (a) the employee is terminated without cause at any time within two years after a "change of control" of the Bank, or (b) if the employee elects to terminate his employment during such two-year period "for good reason", then the employee shall receive compensation equal to two years' salary plus an amount equal to 24 times the monthly cost that the employee will incur for the continuation of the employee's health insurance under COBRA.

A change of control is defined in the Change of Control Agreement and means in general the sale or merger of BWC Financial Corp. or the Bank. "Good reason" for termination by the employee includes (i) a material change in employee's title, duties or responsibilities, (ii) a significant reduction in salary, or (iii) the location of the employee's new office being more than 15 miles away from the office in the Bank.

Other Transactions with Directors and Executive Officers

The Bank's current policy is one of not granting loans to its executive officers or directors, or the executive officers or directors of BWC, except that all directors are eligible to have a line of credit available to them with a maximum of $2,000 outstanding at any one time. Such line of credit is made available to the directors on the same terms and at the same interest rate as is available to all other qualified customers of the Bank. The Bank has had and expects to have banking transactions in the ordinary course of business with many of the principal shareholders of BWC and the Bank (and their associates), on substantially the same terms (including interest rates and collateral) as those prevailing for comparable transactions with others. No loan to any director, executive officer, or shareholder of BWC or the Bank (or their associates) has involved more than normal risk of collectibility or presented other unfavorable features. If loans were to be made to directors, executive officers, or principal shareholders of BWC or the Bank, then all such loans would be subject to the limitations prescribed by California Financial Code section 3370, et seq. and by the Financial Institutions Regulatory and Interest Rate Control Act of 1978, the principal effect of which is to require that any loan to a director, executive officer or principal shareholder be on non-preferential terms and, should all loans to that individual exceed $500,000 in the aggregate, be approved in advance by the Bank's Board of Directors. With respect to transactions other than loans, BWC and the Bank have had and expect to have such transactions in the ordinary course of business with many of its directors, executive officers, and principal shareholders (and their associates), but all such transactions have been and will be on substantially the same terms as those prevailing for comparable transactions with others.

ITEM NUMBER 2: RATIFICATION OF APPOINTMENT OF AUDITORS

The Board of Directors has selected Moss Adams LLP as Independent Auditors for BWC for the year 2004. Moss Adams LLP has informed BWC that it has had no connection during the past three years with BWC or its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee. The shareholders are asked to ratify the selection of Moss Adams LLP. The Board of Directors and the Audit Committee in their discretion may change the appointment at any time during the year if they determine that such change would be in the best interest of the Company and its shareholders. A repre-

sentative from Moss Adams LLP will be present at the shareholders' meeting and will be available to respond to questions. It is the policy of the Audit Committee that all engagements for auditing services, and non-audit services, be pre-approved by the Audit Committee. The pre-approval includes a review of the services to be undertaken and the estimated fees that will be incurred.

It is the policy of the Audit Committee that all engagements for auditing services, and non-audit services, be pre-approved by the Audit Committee. The pre-approval includes a review of the services to be undertaken and the estimated fees that will be incurred.

Fiscal 2003 Audit Firm Fee Summary

The Corporation retained as its principal auditor, Moss Adams LLP, to provide services in the following categories and amounts for the years indicated:

a) Audit Fees:	2003	2002
Audit Fees	$ 60,750	$ 55,500

The Audit Committee has considered whether the provision of non-audit services by BWC's principal auditor is compatible with maintaining auditor independence and, after such consideration, the Audit Committee has determined that auditor independence was being maintained.

b) Audit-Related Fees:	2003	2002
	$ 7,000	$ 6,500

An annual audit of the financial statements of the Bank's Employee Stock Ownership and Savings Plan, is required by law.

c) Tax Fees:	2003	2002
	$ 7,650	$ 8,350

The tax auditors review the Corporation's quarterly tax estimates, prepare the annual tax filings to the IRS and Franchise Tax Board.

d) All Other Fees:	2003	2002
	None	None

Audit Committee Report

The Audit Committee has reviewed and discussed with Management the Bank's audited financial statements as of December 31, 2003. The Audit Committee has discussed with the Independent Accountants the matters required to be discussed by Statement on Auditing Standards No. 61(Codification of Statements on Auditing Standards, AU Section 380) as amended. The Audit Committee has received the written disclosures and the letter from the Independent Accountants required by Independent Standards Board Standard No. 1, Independent Discussion with Audit Committee, as may be modified or amended, and has discussed with the Independent Accountant the Independent Accountant's independence. Based on the review and discussions referred to above, the Audit Committee recommends to the Board of Directors that the financial statements referred to above be included in the Company's annual report on form 10-K for the year ended December 31, 2003.

Richard G. Hill

Craig Lazzareschi

John F. Nohr

Reynold C. Johnson III

John L. Winther

ITEM NUMBER 3: OTHER BUSINESS

If any other matters come before the meeting, not referred to in the enclosed proxy, including matters incident to the conduct of the meeting, the proxy holders will vote the shares represented by the proxies in accordance with their best judgment. Management is not aware of any other business to come before the meeting and, as of the date of the preparation of this proxy statement, no shareholder has submitted to management any proposal to be acted upon at the meeting.

Trading in BWC's Stock

The common stock of BWC is traded on the NASDAQ exchange. Hoefer & Arnett, Inc, The Seidler Companies, and Ryan Beck & Company, are primary market makers of the BWC stock. The closing stock price on NASDAQ as of March 30, 2004 was $21.00

Total Return Performance

The table below shows the total return for BWC Financial Corp, the S&P 500 (SPX), Dow Jones Industrial (INDU), and the Nasdaq Composite index (COMP).



Financial and Statistical Information

A copy of BWC's consolidated financial statement as of December 31, 2003, and for the year then ended is enclosed in this mailing. Additional copies are available to any shareholder upon request.

Shareholder Proposals

December 31, 2004, is the deadline for the shareholders to submit proposals to be considered for inclusion in the proxy statement for BWC's 2005 annual shareholders meeting. In addition, if BWC receives a shareholder proposal for the 2005 annual meeting less than 45 days before the comparable date in 2005 on which the proxy statement for the preceding annual meeting is mailed to shareholders, then the persons named as proxies for such annual meeting will have discretionary authority to vote on such matters.

Communication to the Board of Directors

All shareholders may communicate directly to board members, or to any individual board member, by sending their correspondence or other communication addressed to the particular member or members in care of BWC Financial Corp, 1400 Civic Drive, Walnut Creek, CA 94596.

Legal Proceedings

There are no pending, or to management's knowledge, any threatened material legal proceedings to which BWC or the Bank is a party or which any of BWC's or the Bank's properties are subject.

Form 10K

BWC's annual report for 2003 on form 10K, which is required to be filed with the Securities and Exchange Commission, is available to any shareholder without charge. The report may be obtained by written request to the Corporate Secretary, Leland E. Wines, at Bank of Walnut Creek, 1400 Civic Drive, Walnut Creek, CA 94596.

The enclosed proxy should be completed, dated, signed, and returned in the enclosed, postage-paid envelope. As an alternative, the proxy may be voted via the internet, or by phone, as explained on the enclosed proxy form. Prompt voting of the proxy will be appreciated.

By Order of the Board of Directors



By: _____   Date: April 9, 2004

    Leland E. Wines
    Secretary



BWC FINANCIAL CORP.

1400 Civic Drive
Walnut Creek
California 94596
925.932.5353
www.bowc.com